UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-51197

                            CUSIP Number: 85528Y 10 9

Check One:  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
            |_| Form N-SAR |_| Form N-CSR

            For the period ended: June 30, 2007

            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form NSAR
            For the transition period ended: Not Applicable

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Stargold Mines, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 1840 Gateway Drive, Suite 200, San Mateo,
                                       California 94404

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |     (a) The reason described in reasonable detail in Part III of this
      |     form could not be eliminated without unreasonable effort or expense
      |
      |     (b) The subject annual report, semi-annual report, transition report
      |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
      |     portion thereof, will be filed on or before the fifteenth calendar
|X|   |     day following the prescribed due date; or the subject quarterly
      |     report or transition report on Form 10-Q or subject distribution
      |     report on Form 10-D, or portion thereof, will be filed on or before
      |     the fifth calendar day following the prescribed due date; and
      |
      |     (c) The accountant's statement or other exhibit required by Rule
      |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Stargold Mines, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2007 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-QSB, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-QSB no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Marcus Segal              (650)                   378-1214
      ------------           -----------            ------------------
         (Name)              (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?
Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

Stargold Mines, Inc. (the "Company"), formerly Sockeye Seafood Group Inc., (Sockeye Seafood Group Inc. merged with its wholly-owned subsidiary Stargold Mines, Inc. on November 23, 2006 and changed its name to Stargold Mines, Inc.). The Company is considered a development stage company in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting by Development Stage Enterprises."

Stargold Mines is currently working on acquiring licenses to develop and extract natural resources in the Siberian and Far Eastern Districts of Russia. The Company's operations have been limited to research on identifying potential acquisition targets and performing due diligence necessary to determine the potential economic viability of several potential mining sites. The capital requirements necessary to complete this work differ significantly from those required of a seafood marketing company whose business took place entirely in the United States through established partners.

As such, Stargold Mines has no revenue to report for the six months ending June 30, 2007 as compared to $3,822 for the same period in 2006. Expenses have risen as administrative costs were $85 for the six month period ending June 30, 2006 versus approximately $7,223.64 for the same period this year. Professional fees have also increased significantly to cover the legal and accounting work necessary to evaluate potential acquisition targets from $2,000 for the six months ending in June to approximately $110,000 for the same period this year.

In order to meet these capital requirements, Stargold Mines raised $500,000 in funding this quarter.

                              STARGOLD MINES, INC.
                              --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: August 14, 2007                  STARGOLD MINES, INC.

                                        By: /s/ Marcus Segal
                                            ----------------
                                            Name: Marcus Segal
                                            Title: President, Chief Executive
                                                   Officer, Chief Financial
                                                   Officer and Director
                                                   (Principal Executive,
                                                   Financial and Accounting
                                                   Officer)

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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